Filed by The Dow Chemical Company
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: The Dow Chemical Company
Commission File No.: 001- 03433

The following excerpt is from a the Quarterly Earnings Conference Call/Webcast with Investors, Financial Analysts and the Media, held on July 23, 2015.

HOWARD UNGERLEIDER

Now I’d like to take a minute to update you on our pending chlor-alkali and derivatives divestiture with Olin on slide 13. In the quarter, we surpassed a number of key transaction hurdles, including all anti-trust clearances, as well as the favorable private letter ruling from the US Internal Revenue Service, which we received last week. The value of the consideration that Dow will realize is approximately $5.5 billion, and is approaching $9 billion on a pretax equivalent basis. Upon completion of this transaction, it is our intention to execute a split, allowing us to retire in excess of $2 billion in Dow shares. In addition, at the close of the transaction, which remains on track or the fourth quarter, our cash balance will improve by $1.3 billion, our debt will go down by $1.6 billion, with a further $500 million reduction in our pension liabilities. The finalized values, of course, will be updated at the close of the transaction.

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Note: The forward looking statements contained in this document involve risks and uncertainties that may affect Dow’s and Olin’s operations, markets, products, services, prices and other factors as discussed in filings with the Securities and Exchange Commission (“SEC”). These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the expectations of either company will be realized. This document also contains statements about Dow’s agreement to separate a substantial portion of its chlor-alkali and downstream derivatives business, distribute the business to Dow shareholders and then merge it with a subsidiary of Olin (the “Transaction”). Many factors could cause actual results to differ materially from these forward-looking statements with respect to the Transaction, including risks relating to the completion of the transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, Olin’s ability to integrate the business successfully and to achieve anticipated synergies, and the risk that disruptions from the Transaction will harm Dow’s or Olin’s business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or Olin’s consolidated financial condition, results of operations or liquidity. Neither Dow nor Olin assumes any obligation to provide revisions to any forward looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

Important Notices and Additional Information

In connection with the proposed transaction, Blue Cube Spinco Inc. (“Spinco”) has filed a registration statement on Form S-4/S-1 containing a prospectus and Olin has filed a proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement (when available) and other documents filed by Dow, Spinco and Olin with the SEC at the SEC's web site at http://www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by directing a written request to Olin at 190 Carondelet Plaza, Clayton, MO 63105. Attention: Investor Relations or Dow or Spinco at The Dow Chemical Company, 2030 Dow Center, Midland, Michigan 48674, Attention: Investor Relations.

This communication is not a solicitation of a proxy from any investor or security holder. However, Olin, Dow, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from shareholders of Olin in respect of the proposed transaction under the rules of the SEC. Information regarding Olin’s directors and executive officers is available in Olin’s 2014 Annual Report on Form 10-K filed with the SEC on February 25, 2015, and in its definitive proxy statement for its annual meeting of shareholders filed March 4, 2015. Information regarding Dow’s directors and executive officers is available in Dow’s Annual Report on Form 10-K filed with the SEC on February 13, 2015, and in its definitive proxy statement for its annual meeting of shareholders, which is expected to be filed on March 27, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.